John T. McKenna

+1 650 843 5059

jmckenna@cooley.com

April 30, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Dorrie Yale

Re:	Forty Seven, Inc.
Draft Registration Statement on Form S-1
Submitted March 23, 2018
CIK No. 0001667633

Ladies and Gentleman:

On behalf of Forty Seven, Inc. (“Forty Seven” or the “Company”), we submit this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2018 (the “Comment Letter”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted to the Commission on March 23, 2018 (the “Registration Statement”).

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the Comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Draft Registration Statement on Form S-1

Prospectus Summary, Page 1

1.	Please revise the discussion to explain how you determined that the disease was stable and what constituted an objective, partial and durable response.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 76 and 77 of the Registration Statement.

2.	We refer to your statement in the last paragraph on page 1 and elsewhere that 5F9 has been well tolerated. Please balance your disclosure by discussing the serious adverse events observed in your trials.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 1, 2, 71, 78 and 84 of the Registration Statement to provide additional discussion of serious adverse events and has updated the tables detailing the adverse events on pages 87 and 88 of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

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April 30, 2018

Page Two

Our Development Pipeline, page 2

3.	We note your statement here, and elsewhere in your prospectus, that you have observed signs of efficacy in your trials. Since an efficacy determination is solely within the FDA’s authority and is continuously evaluated throughout all phases of the clinical development, please remove the statement here, and similar statements appearing elsewhere in your prospectus. You may provide information about data collected from your trials, such as the percentage of patients that experienced certain responses.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 2, 3, 71, 77, 78, 79, 81, 83, 84, 88, 93 and 94 of the Registration Statement.

4.	Please revise the last two rows in your table to identify your product candidates and indications. If you have not yet identified candidates and indications, then it appears that including these items in a pipeline table is premature.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the figure on page 2 of the Registration Statement and the disclosure on page 72 of the Registration Statement.

We are an “emerging growth company,” …, page 50

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s Comment and is supplementally providing to the Staff under separate cover copies of such written communications.

Industry and Market Data, page 54

6.	Your statements in the last paragraph that you have not independently verified any third party information regarding industry, business, market, medical and other data, and that certain of such information is inherently imprecise, may imply an inappropriate disclaimer of responsibility with respect to the third party information. Please either delete these statements or specifically state that you are liable for the information related to the market and industry data.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 54 of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

April 30, 2018

Page Three

Use of Proceeds, page 55

7.	Please clarify how you will allocate the proceeds to further the development of 5F9 between the various ongoing trials for this product candidate, and also explain what stage of development you expect to reach with such allocated amounts.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 55 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 68

8.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation and beneficial conversion features.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it will provide information with respect to recent valuations of its common stock and explain the reasons for any differences between such valuations and the estimated offering price once an estimated offering price or range has been determined and prior to the circulation of a preliminary prospectus.

Business

Our Lead Product Candidate, 5F9, page 75

9.	Please explain the significance of the decimal amounts shown in the graph at the bottom of page 86.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that the decimal amounts were the P values for each treatment relative to the respective control, but has determined that these amounts are not relevant to the purpose of the figure, and, as such, that it has revised the figure on page 88 of the Registration Statement to remove the decimal amounts.

10.	Please enlarge the graphs on the right on pages 77 and 78 so that the axes and legends are legible.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the figures on pages 78 and 80 of the Registration Statement.

11.	For each of the trials you describe, please also specifically disclose the primary and secondary endpoints of the trials, and whether they were met and the statistical significance of these results. Additionally, disclose the dates and locations of the trials. We note that your website lists various partners for each of these trials (e.g., Leukemia & Lymphoma Society), and based on your disclosure elsewhere it appears that at least certain of these partners provided you with grants. Please revise your disclosure here to explain the roles such partners played in the trials.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

April 30, 2018

Page Four

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on pages 76 and 77 of the Registration Statement to disclose the primary and secondary endpoints of its trials and further advises that formal statistical analyses have not been conducted because the Company’s clinical trials are ongoing; it has revised the disclosure on pages 76, 77, 79 and 81 to clarify the location of the trials and the initiation date of each trial; and it has revised the disclosure on pages 66, 67, 72, F-14 and F-15 to describe which trials were funded by the grants received from the Leukemia and Lymphoma Society and the California Institute for Regenerative Medicine. The Company supplementally advises the Staff that it will revise the disclosure on its website to more accurately describe these relationships.

Intellectual Property, page 93

12.	Please revise your disclosure here to clarify whether the patents licensed from Stanford that relate to 5F9, including the patents described in the penultimate paragraph on page 93, are subject to the pre-existing rights that Stanford granted to third parties. If these patents are subject to pre-existing rights granted to third parties, please describe these parties’ rights.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has revised the disclosure on page 97 of the Registration Statement.

Notes to the Financial Statements

7. Convertible Preferred Stock

Liquidation, page F-16

13.	Please provide us an analysis with reference to authoritative literature supporting your classification of preferred stock within permanent equity. Refer to ASC 480-10-S99-3A and, in particular, S99-3A3.f.

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that it has considered the guidance in Section 2 of ASC 480-10-S99-3A:

ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. As noted in ASR 268, the Commission reasoned that “[t]here is a significant difference between a security with mandatory redemption requirements or whose redemption is outside the control of the issuer and conventional equity capital. The Commission believes that it is necessary to highlight the future cash obligations attached to this type of security so as to distinguish it from permanent capital.

The Company has also considered the guidance in ASC 480-10-S99-3A.f.:

f. Certain redemptions upon liquidation events. Ordinary liquidation events, which involve the redemption and liquidation of all of an entity’s equity instruments for cash or other assets of the entity, do not result in an equity instrument being subject to ASR 268. In other words, if the payment of cash or other assets is required only from the distribution of net assets upon the final liquidation or termination of an entity (which may be a less-than-wholly-owned consolidated subsidiary), then that potential event need not be considered when applying

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

April 30, 2018

Page Five

ASR 268. Other transactions are considered deemed liquidation events. For example, the contractual provisions of an equity instrument may require its redemption by the issuer upon the occurrence of a change-in-control that does not result in the liquidation or termination of the issuing entity, a delisting of the issuer’s securities from an exchange, or the violation of a debt covenant. Deemed liquidation events that require (or permit at the holder’s option) the redemption of only one or more particular class of equity instrument for cash or other assets cause those instruments to be subject to ASR 268. However, as a limited exception, a deemed liquidation event does not cause a particular class of equity instrument to be classified outside of permanent equity if all of the holders of equally and more subordinated equity instruments of the entity would always be entitled to also receive the same form of consideration (for example, cash or shares) upon the occurrence of the event that gives rise to the redemption (that is, all subordinate classes would also be entitled to redeem).

The Company has also assessed the guidance provided in Example 5 of ASC 480-10-S99-3A:

Example 5. A preferred security may have a provision that the decision by the issuing company to sell all or substantially all of a company’s assets and a subsequent distribution to common stockholders triggers redemption of the security. In this case, the security would be appropriately classified in permanent equity if the preferred stockholders cannot trigger or otherwise require the sale of the assets through representation on the board of directors, or through other rights, because the decision to sell all or substantially all of the issuer’s assets and the distribution to common stockholders is solely within the issuer’s control. In other words, if there could not be a “hostile” asset sale whereby all or substantially all of the issuer’s assets are sold, and a dividend or other distribution is declared on the issuer’s common stock, without the issuer’s approval, then classifying the security in permanent equity would be appropriate.

Based upon the guidance in Example 5, a redemption event is considered to be within the control of the Company if the holders of the Company’s Common Stock (the “Common Stock”) control a majority of the votes of the board of directors with respect to decisions that could trigger a redemption of the securities.

Through December 31, 2017, the Company had six members of the Board, three of whom were designated by holders of the Company’s Preferred Stock (the “Preferred Stock”) and three of whom were elected by holders of the Common Stock. Pursuant to Article IV Section F.2(g) of the Company’s Amended and Restated Certificate of Incorporation, one of the directors elected by the common stockholders was designated as a “Super-Voting Director” and had two votes. As such, through December 31, 2017, representatives of the common stockholders on the Board had four of the seven total votes and the preferred stockholders could not trigger a redemption event through the Board.

The Company has also assessed the guidance provided in Example 3 of ASC 480-10-S99-3A:

Example 3. A preferred security that is not required to be classified as a liability under other applicable GAAP may contain a deemed liquidation clause that provides that the security becomes redeemable if the common stockholders of the issuing company (that is, those immediately prior to a merger or consolidation) hold, immediately after such merger or consolidation, common stock representing less than a majority of the voting power of the outstanding common stock of the surviving corporation. This change-in-control provision would require the preferred security to be classified in temporary equity if a purchaser could acquire a majority of the voting power of the outstanding common stock without company approval, thereby triggering redemption.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

April 30, 2018

Page Six

The Company assessed whether a change in the voting power of the stock could trigger a redemption event outside the control of the Company. The Company’s Amended and Restated Certificate of Incorporation provides in Article IV Section F.3(d)(i) that a transfer of a majority of the voting power of the Company’s capital stock would only be deemed a liquidation event that could trigger redemption of the Preferred Stock if the Company is a party to such transaction. Through December 31, 2017, the preferred stockholders could not trigger a redemption of the Preferred Stock, and the Preferred Stock is properly classified as permanent equity.

Changes to the Company’s board composition occurred after December 31, 2017. There were two vacancies on the Board as of such date: (i) an “at large” seat to be elected by the holders of Preferred Stock and Common Stock voting together as a single class, and (ii) a seat to be elected by the holders of the Series B Preferred Stock, voting as a separate series. On February 23, 2018, the Board appointed an additional director to fill the vacant “at large” seat, effective February 1, 2018. On April 27, 2018, the Board appointed an additional director to fill the vacant Series B Preferred Stock seat, effective April 28, 2018, which increased the number of directors on the Board to eight. As of April 28, 2018, the holders of the Common Stock control four of the nine total votes. The Preferred Stock may be reclassified for subsequent periods based on an assessment of the ability of the Preferred Stock to trigger a redemption of the Company’s Preferred Stock.

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Please contact me at (650) 843-5059 or Ryan Spiers at (650) 843-5768 with any questions or further comments regarding our response to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:	Mark A. McCamish, M.D., Ph.D., Forty Seven, Inc.
Eric C. Jensen, Cooley LLP
Sarah K. Solum, Davis Polk & Wardwell LLP
Bruce K. Dallas, Davis Polk & Wardwell LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com